Exhibit 99.1

Enthusiast Gaming Announces First Quarter 2022 Results

Revenue of $47.2 million, up 57%

Gross profit $13.5 million, up 127%

Gross margin of 28.6%, up 880 bps

LOS ANGELES, May 16, 2022 -- Enthusiast Gaming Holdings Inc. (“Enthusiast Gaming” or the “Company”) (NASDAQ:EGLX; TSX:EGLX), an integrated gaming entertainment company, today announced financial results for the three months ended March 31, 2022 (“Q1 2022”).

“2022 is off to a very strong start, led by accelerated revenue growth and substantial margin expansion. Q1 2022 gross profit was particularly strong and effectively equal to Q4 2021 gross profit, despite a strong seasonal difference between the two periods,” commented Adrian Montgomery, CEO of Enthusiast Gaming. “Our flywheel model, centered around communities, content, creators, and experiences, continues to drive increasing value. Our team is well positioned to continue delivering rapid top line growth, while increasing gross profit at a significantly faster rate. Further, to be able to accelerate revenue growth in a quarter that is seasonally the slowest is a strong sign for the balance of the year. We are confident these trends will continue as we focus on meeting profitability objectives in the short term.”

Q1 2022 Financial Highlights

•	Revenue of $47.2 million, a 57% increase vs revenue of $30.0 million in Q1 2021. The year-over-year increase in revenue was driven by increased content viewership, stronger RPMs across both web and video, higher direct sales, higher subscription revenue, and the acquisitions and growth of the Addicting Games and U.GG properties.

•	Gross profit of $13.5 million, a 127% increase vs gross profit of $5.9 million in Q1 2021 and effectively equal to Q4 2021 gross profit of $13.7 million, despite a strong seasonal difference between the two periods.

•	Gross margin of 28.6%, an increase of 880 bps vs gross margin of 19.8% in Q1 2021. The increase in gross margin is driven by the strong performance of Addicting Games and U.GG, as well as the higher direct sales and subscription revenue.

•	Direct sales of $5.2 million, a 136% increase vs direct sales of $2.2 million in Q1 2021. Renewals and additional business with existing customers accounted for 65% of direct sales. Direct sales are included in revenue.

•	Subscription revenue of $3.3 million, an 83% increase vs subscription revenue of $1.8 million in Q1 2021. The increase in subscription revenue was driven by an increase in paid subscribers. Paid subscribers were 233,000 as at March 31, 2022, a 70% increase vs paid subscribers of 137,000 as at March 31, 2021.

Q1 2022 Operational Highlights

•	The Company’s audience consumed 11.3 billion views of content across the web and video platforms, a 14% increase vs 9.9 billion in Q1 2021.

•	Renewals or additional business with key partners including ExitLag, US Navy, HBO Max, Truth Initiative, DoorDash, e.l.f Cosmetics, H&R Block.

•	Luminosity Gaming’s total social following reached 145 million globally in January 2022, having grown 13% since the last study in October 2021. In addition, the hours watched for Luminosity Gaming’s esports teams on Twitch surpassed 32 million globally in January, an increase of 34% since the last study, according to a Nielsen study.

•	Launched a partnership with Fractal, an NFT marketplace co-founded by Justin Kan, co-founder of Twitch. The partnership marks Enthusiast Gaming’s first with an NFT marketplace, and will see NFTs integrated into one of the Company’s HTML5-based games, EV.IO.

•	Ranked as the largest property in the Games category in the United Kingdom and Canada, based on digital media ratings from Comscore.

Organizational Update

The Company would also like to announce that Menashe Kestenbaum has left the Company’s Board of Directors. The Company thanks Menashe for his service and wishes him success in his future endeavors.

Earnings Announcement and Supplemental Information

Management will host a conference call and webcast on May 16, 2022, at 5:00 p.m. Eastern Time to review and discuss the first quarter 2022 results.

Please call the following numbers to participate:

North America (toll-free): 1-855-327-6837

International: 1-631-891-4304

Conference ID: 10019138

A live webcast can be heard at https://www.enthusiastgaming.com/shareholder-information/. If you are unable to join live, an archived recording of the webcast will be available on the Investor Relations page of the Enthusiast Gaming website.

Certain information provided in this news release is extracted from financial statements and management’s discussion & analysis (“MD&A”) of the Company for the three months ended March 31, 2022, and should be read in conjunction with them. It is only in the context of the fulsome information and disclosures contained in the financial statements and MD&A that an investor can properly analyze this information. The financial statements and MD&A have been published on the Company’s profile on SEDAR and EDGAR.

All amounts are in Canadian dollars.

About Enthusiast Gaming

Enthusiast Gaming is an integrated gaming entertainment company, building the largest media and content platform for video game and esports fans to connect and engage worldwide. Combining the elements of its four core pillars: Communities, Content, Creators, and Experiences, Enthusiast Gaming provides a unique opportunity and integrated approach to reach and connect with its coveted GenZ and Millennial audience. Through its proprietary mix of digital media and entertainment assets, Enthusiast Gaming has built a vast network of like-minded communities to deliver the ultimate fan experience.

Contacts

Enthusiast Gaming Investor Relations:

Eric Bernofsky, Chief Corporate Officer

investor@enthusiastgaming.com

Media Relations:

Derek Holota, Provident Communications

Derek@providentcomms.com

343-422-5606

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release contains certain statements that may constitute forward-looking information under applicable securities laws. All statements, other than those of historical fact, which address activities, events, outcomes, results, developments, performance or achievements that Enthusiast Gaming anticipates or expects may or will occur in the future (in whole or in part) should be considered forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or statements formed in the future tense or indicating that certain actions, events or results “may”, “could”, “would”, “might” or “will” (or other variations of the forgoing) be taken, occur, be achieved, or come to pass. Forward-looking statements in this news release include, but are not limited to, statements regarding trends in certain financial and operating metrics of the Company, and expectations relating to the financial performance and the financial results of future periods.

Forward-looking statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, including, but not limited to, expectations and assumptions concerning: interest and foreign exchange rates; capital efficiencies, cost saving and synergies; growth and growth rates; the success in the esports and gaming media industry; the Company’s growth plan, and judgment applied in the application of the Company’s accounting policies and in the preparation of financial statements in accordance with applicable financial reporting standards. While Enthusiast Gaming considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Readers are cautioned not to place undue reliance on forward-looking statements. In addition, forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; and future legislative, tax and regulatory developments. Readers are cautioned that the foregoing list is not exhaustive. For more information on the risks, uncertainties and assumptions that could cause anticipated opportunities and actual results to differ materially, please refer to the public filings of Enthusiast Gaming which are available on SEDAR at www.sedar.com. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. Enthusiast Gaming disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

Enthusiast Gaming Holdings Inc.

Condensed Consolidated Interim Statements of Financial Position

As of March 31, 2022 and December 31, 2021

(Unaudited - Expressed in Canadian Dollars)

	March 31,	December 31,
	2022	2021

ASSETS
Current
Cash	$14,138,029	$22,654,262
Trade and other receivables	29,616,959	33,801,990
Investments	131,252	131,342
Loans receivable	50,935	176,931
Income tax receivable	399,509	356,366
Prepaid expenses	1,355,642	2,145,184
Total current assets	45,692,326	59,266,075
Non-current
Property and equipment	223,063	247,988
Right-of-use assets	2,601,612	2,885,662
Investment in associates and joint ventures	1,181,310	885,269
Long-term portion of prepaid expenses	258,162	261,922
Intangible assets	123,975,000	129,138,595
Goodwill	193,942,515	195,097,659
Total assets	$367,873,988	$387,783,170

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	$27,032,387	$34,391,221
Contract liabilities	3,867,901	3,890,569
Income tax payable	193,701	114,094
Current portion of long-term debt	2,000,000	2,000,000
Current portion of deferred payment liability	26,702,412	27,244,146
Current portion of lease contract liabilities	771,736	796,835
Current portion of other long-term debt	10,961	11,121
Total current liabilities	60,579,098	68,447,986
Non-current
Long-term debt	7,226,838	7,681,867
Long-term portion of deferred payment liability	20,084,613	20,794,275
Long-term lease contract liabilities	1,979,741	2,213,512
Other long-term debt	134,154	136,324
Deferred tax liability	25,070,291	25,740,885
Total liabilities	$115,074,735	$125,014,849

Shareholders' Equity
Share capital	388,213,957	387,087,948
Contributed surplus	26,631,643	25,485,361
Accumulated other comprehensive income (loss)	(681,264)	527,166
Deficit	(161,365,083)	(150,332,154)
Total shareholders' equity	252,799,253	262,768,321
Total liabilities and shareholders' equity	$367,873,988	$387,783,170

Enthusiast Gaming Holdings Inc.

Condensed Consolidated Interim Statements of Loss and Comprehensive Loss

For the three months ended March 31, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

	March 31, 2022	March 31, 2021

Revenue	$47,167,538	$30,022,335
Cost of sales	33,676,159	24,091,327
Gross margin	13,491,379	5,931,008
Operating expenses
Professional fees	924,821	737,496
Consulting fees	1,478,174	1,310,627
Advertising and promotion	327,447	1,042,354
Office and general	2,262,905	706,945
Salaries and wages	8,696,875	4,628,275
Technology support, web development and content	3,458,868	1,394,883
Esports player, team and game expenses	1,511,488	1,528,605
Foreign exchange loss (gain)	8,587	(10,133)
Share-based compensation	1,386,181	5,760,036
Amortization and depreciation	4,767,024	1,635,854
Total operating expenses	24,822,370	18,734,942

Other expenses (income)
Share of (income) loss from investment in associates and joint ventures	(296,041)	78,418
Interest and accretion	1,430,669	791,314
Interest income	(1,401)	(18,320)
Gain on revaluation of deferred payment liability	(1,015,538)	-
Gain on repayment of long-term debt	-	(39,502)
Change in fair value of investment	-	(3,984)
Net loss before income taxes	(11,448,680)	(13,611,860)

Income taxes
Current tax expense (recovery)	110,529	(14,655)
Deferred tax recovery	(526,280)	(79,779)
Net loss for the period	(11,032,929)	(13,517,426)

Other comprehensive income (loss)
Items that may be reclassified to profit or loss Foreign currency translation adjustment	(1,208,430)	(47,702)
Net loss and comprehensive loss for the period	$(12,241,359)	$(13,565,128)

Net loss loss per share, basic and diluted	$(0.08)	$(0.12)
Weighted average number of common shares outstanding, basic and diluted	133,605,479	111,462,147

Enthusiast Gaming Holdings Inc.

Condensed Consolidated Interim Statements of Cash Flows

For the three months ended March 31, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

	March 31, 2022	March 31, 2021

Cash flows from operating activities
Net loss for the period	$(11,032,929)	$(13,517,426)
Items not affecting cash:
Amortization and depreciation	4,767,024	1,635,854
Share-based compensation	1,386,181	5,760,036
Interest and accretion	1,227,561	274,083
Deferred tax recovery	(526,280)	(79,779)
Foreign exchange (gain) loss	13,458	(696)
Gain on repayment of long-term debt	-	(39,502)
Gain on revaluation of deferred payment liability	(1,015,538)	-
Shares for services	63,320	93,553
Change in fair value of investment	-	(3,984)
Share of (income) loss from investment in associates and joint ventures	(296,041)	78,418
Changes in working capital:
Changes in trade and other receivables	4,185,031	4,300,825
Changes in prepaid expenses	789,542	(5,623)
Changes in loans receivable	125,995	12,500
Changes in accounts payable and accrued liabilities	(7,236,523)	(6,035,820)
Changes in contract liabilities	(22,668)	239,881
Changes in income tax	107,480	-
Income tax paid	(71,016)	-
Net cash used in operating activities	(7,535,403)	(7,287,680)

Cash flows from investing activities
Acquisition of property and equipment	(1,757)	(3,398)
Net cash used in investing activities	(1,757)	(3,398)

Cash flows from financing activities
Proceeds from the issuance of shares for Offering, net of transaction costs	-	39,862,514
Proceeds from long-term debt, net of transaction costs	-	944,787
Repayment of long-term debt	(500,000)	(13,773,470)
Proceeds from exercise of options	69,820	594,836
Repayment of other long-term debt	(2,741)	-
Lease payments	(240,001)	(236,614)
Net cash (used in) provided by financing activities	(672,922)	27,392,053

Foreign exchange effect on cash	(306,151)	(24,502)
Net change in cash	(8,516,233)	20,076,473
Cash, beginning of period	22,654,262	4,323,823
Cash, end of period	$14,138,029	$24,400,296